

June 5, 2024

Steven Shum
Chief Executive Officer
INVO Bioscience, Inc.
5582 Broadcast Court
Sarasota, Florida 34240

> **Re: INVO Bioscience, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 21, 2024**
> **File No. 333-279593**

Dear Steven Shum:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

Incorporation of Certain Documents by Reference, page 2

1. We note that you have incorporated by reference to your amended 10-Ks and 10-K for the year ended December 31, 2023. We note the disclosure in Note 9, on page F-14. Given the existence of notes payable, please clarify for us why you did not use your incremental borrowing rate in your lease accounting. See ASC 842-20-30-3. Also, please provide all of the disclosures required by ASC 842-20-50-4g.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Marc Indeglia